Exhibit 99.1

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Notes	As of June 30, 2025	As of December 31, 2024
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$1,035,626	$986,768
Restricted cash		298,434	298,434
Accounts receivable, net	4	4,747,072	4,907,563
Prepayments and other current assets	5	2,275,559	1,893,288
Deferred offering costs		818,827	619,238
Amounts due from related parties	9	843,826	1,034,432
Total current assets		10,019,344	9,739,723

Non-current assets:
Equipment, net	6	168,600	138,263
Deferred tax assets	10	20,436	13,963
Right-of-use assets	8	77,790	98,852
Total non-current assets		266,826	251,078
Total assets		$10,286,170	$9,990,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$2,515,445	$2,875,953
Amounts due to related parties	9	34,477	39,566
Advance from customers		610,192	303,673
Operating lease liabilities, current	8	61,480	84,826
Income tax payable		140,567	109,454
Accrued expenses and other current liabilities	7	220,581	202,798
Total current liabilities		3,582,742	3,616,270
Total liabilities		3,582,742	3,616,270

Shareholders’ equity:
Ordinary share, $0.0000001 par value; 399,966,500,000 class A shares authorized; 9,240,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024	13	1	1
Ordinary share, $0.0000001 par value; 100,033,500,000 class B shares authorized; 18,760,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024	13	2	2
Subscription receivable		(3)	(3)
Additional paid-in capital		81,688	81,688
Retained earnings		6,621,740	6,292,843
Total shareholders’ equity		6,703,428	6,374,531
Total liabilities and shareholders’ equity		$10,286,170	$9,990,801

*	Giving retroactive effect to the 9,240,000 class A ordinary shares and 18,760,000 class B ordinary shares issued and outstanding following the share subdivision and share surrender on February 18, 2025, starting from the earliest period presented. Further information is disclosed in Note 13 SHAREHOLDERS’ EQUITY.

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

		For the Six Months Ended June 30,
	Notes	2025	2024
		(Unaudited)	(Unaudited)
Revenue		$9,739,933	$8,512,330
Cost of revenue		(7,867,265)	(6,696,388)
Gross profit		1,872,668	1,815,942

Operating expenses:
Selling and marketing		(745,560)	(664,635)
General and administrative		(794,105)	(1,025,050)
Total operating expenses		(1,539,665)	(1,689,685)

Operating income		333,003	126,257

Interest income /(expenses), net		15,620	(3,908)
Other income, net		2,674	1,848
Income before income taxes		351,297	124,197
Income tax expenses	10	(22,400)	(11,126)
Net income		$328,897	$113,071

Net income per share attributable to ordinary shareholders of the Company
Basic and diluted	11	$0.01	$—

Weighted average shares used in calculating net earning per share
Class A and Class B ordinary shares – Basic and diluted*	11	28,000,000	28,000,000

*	Giving retroactive effect to the 9,240,000 class A ordinary shares and 18,760,000 class B ordinary shares issued and outstanding following the share subdivision and share surrender on February 18, 2025, starting from the earliest period presented. Further information is disclosed in Note 13 SHAREHOLDERS’ EQUITY.

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Class A Ordinary shares		Class B Ordinary shares		Subscription	Additional paid-in	Retained	Total shareholders’
	Shares*	Amount	Shares*	Amount	receivable	capital	earnings	equity
		(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance as of December 31, 2023	9,240,000	$1	18,760,000	$2	$(3)	$81,688	$5,341,978	$5,423,666
Net income	—	—	—	—	—	—	113,071	113,071
Balance as of June 30, 2024	9,240,000	$1	18,760,000	$2	$(3)	$81,688	$5,455,049	$5,536,737

Balance as of December 31, 2024	9,240,000	$1	18,760,000	$2	$(3)	$81,688	$6,292,843	$6,374,531
Net income							328,897	328,897
Balance as of June 30, 2025	9,240,000	$1	18,760,000	$2	(3)	$81,688	6,621,740	6,703,428

*	Giving retroactive effect to the 9,240,000 class A ordinary shares and 18,760,000 class B ordinary shares issued and outstanding following the share subdivision and share surrender on February 18, 2025, starting from the earliest period presented. Further information is disclosed in Note 13 SHAREHOLDERS’ EQUITY.

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”))

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	328,897	113,071
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of equipment	32,014	20,556
Amortization of right-of-use assets	76,438	79,598
Allowance for credit loss	69,640	226,956
Changes in operating assets and liabilities:
Accounts receivable, net	88,309	102,953
Amount due from related parties	190,606	—
Prepayment and other current assets	(379,728)	(95,748)
Accounts payable	(360,509)	71,700
Operating lease liabilities	(78,722)	(79,659)
Advance from customers	306,519	(19,746)
Amounts due to related party	(5,089)	75,383
Income tax payables	32,620	—
Deferred tax	(6,473)	(20,431)
Accrued expenses and other current liabilities	17,783	(88,844)
Net cash provided by operating activities	312,305	385,789

Cash flows from investing activity:
Purchase of equipment	(63,858)	(2,689)
Net cash used in investing activity	(63,858)	(2,689)

Cash flows from financing activity:
Deferred offering costs	(199,589)	—
Net cash used in financing activities	(199,589)	—
Net increase in cash and cash equivalents and restricted cash	48,858	383,100
Cash and cash equivalents and restricted cash, beginning of period	1,285,202	778,952
Cash and cash equivalents and restricted cash, end of period	1,334,060	1,162,052

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

1. ORGANIZATION

(a) Nature of operations

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions” or the “Company”) was incorporated in the Cayman Islands on November 2, 2023 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands with an authorized share capital of USD50,000 divided into 500,000,000,000 ordinary shares of par value USD0.0000001 each and 16,500,000 Class A ordinary shares and 33,500,000 Class B ordinary shares were issued and outstanding. HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter”) was incorporated in the UAE on October 10, 2007. MULTIPLE EVENTS L.L.C (“Multiple”) was incorporated in the UAE on March 16, 2008. Hunter, together with Multiple (collectively, the ‘‘Operating Entities”), are principally engaged in providing one-stop tourism and management solution services for meetings, incentives, conference, and exhibitions (“MICE”) in the UAE, including event planning, ticketing, visa application, ground services, accommodation and dining arrangements, event reception and execution.

(b) Reorganization

In preparation of the Company’s initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of the Company and its subsidiaries.

On December 10, 2023, the Company acquired AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions Dubai”) in the UAE, which became a wholly-owned subsidiary of the Company upon closing.

On December 10, 2023, the Company, through Ambitions Dubai, entered into two equity purchase agreements with the Operating Entities and its then shareholders. The Operating Entities then became wholly-owned subsidiaries of Ambitions Dubai. The Company has accounted for the Reorganization as a transaction between entities with common ownership, which is akin to a reorganization of entities under common control. After the Reorganization, Zhengang Tang, the principal shareholder of the Operating Entities before the Reorganization, and the Chairman of the Board of Directors, Director, and Chief Executive Officer of the Company after the Reorganization, beneficially owns an aggregate of 71.1% of the Company’s outstanding Shares. As all the entities involved in the process of the Reorganization are under common ownership of Ambition’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The Company and its subsidiaries hereinafter are collectively referred to as the “Group”.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions”)	November 2, 2023	Cayman Islands
Subsidiaries:
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions Dubai”)	October 26, 2023	The United Arab Emirates	100%
HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter”)	October 10, 2007	The United Arab Emirates	100%
MULTIPLE EVENTS L.L.C (“Multiple”)	March 16, 2008	The United Arab Emirates	100%

(c) Impact of the COVID-19

The outbreak of the novel strain of the coronavirus (“COVID-19”) severely restricted the level of economic activity around the world beginning in 2020. Government measures implemented then to contain the spread of COVID-19, such as imposing restrictions on travel and business operations, limited business travel significantly below 2019 levels.

Since then, many countries have vaccinated a reasonable proportion of their population and the spread of virus is now being contained to varying degrees in different countries. With the evolution of milder COVID-19 variants, availability of multiple vaccine booster doses and increasing familiarity with the virus, many COVID-19 related travel restrictions have been lifted with the countries around the world reopening their borders for foreign travel and clients becoming more comfortable traveling. This has led to a moderation, and to an extent recovery, of the more severe declines in business travel bookings experienced at the height of the pandemic and during periods of resurgence. The Group has seen improvement in its transaction volume starting the second half of 2021 and continuing into 2023. While the global travel activity has since shown a recovery trend, it still remains below 2019 levels. Since March 2020, the Group has taken several measures to preserve its liquidity, including initiating a business response plan to the COVID-19 pandemic (voluntary and involuntary redundancies, flexible workings, mandatory pay reductions, consolidating facilities, etc.). The Group incurred a net income of $328,897 and had cash inflows from operations of $312,305 for the six months ended June 30, 2025 compared to a net income of $113,071 and cash inflows from operations of $385,789 for the six months ended June 30, 2024.

Overall, the full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, the Group’s business, going forward. The severity and duration of resurgence of COVID-19 variants, as well as uncertainty over the efficacy of the vaccines against such new variants of the virus, may contribute to delays in economic recovery.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Group’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19 cases, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, and to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, useful lives of equipment, assessment for impairment of long-lived assets, and current credit loss of receivables. Actual results could differ from those estimates.

(d) Foreign currency

The Group’s reporting currency is United States dollars (“$”). The functional currency of the Company is USD. The functional currencies of the Company’s subsidiaries incorporated in the UAE are their respective local currencies Dirham (“AED”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not USD are translated from their respective functional currency into USD. Assets and liabilities denominated in foreign currencies are translated into USD at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into USD at the appropriate historical rates. Income and expense items are translated into USD using the periodic average exchange rates. Due to the exchange rate of USD to AED being 3.6725, there is no other comprehensive income or loss in the consolidated statements of shareholders’ equity.

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(f) Restricted cash

Restricted cash represents the cash that is not freely available to be spent nor re-invested to sustain future growth, which is legally or contractually restricted, or only to be used for a specified purpose. The restrictions can be permanent or temporary. Failure to use the asset according to agreed limitations will generate contractual or legal consequences.

(g) Accounts receivable and allowance for credit loss

Accounts receivable primarily includes trade accounts receivable from business clients and travel suppliers, less allowances for credit loss. The Group measures all credit losses at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

(h) Equipment, net

Equipment is stated at cost less accumulated depreciation and impairment loss, if any. Depreciation is recognized once an asset is available for its intended use. Depreciation is computed using the straight-line method over the estimated useful lives of assets which are as follows:

Category	Estimated useful life
Electronic equipment	3 – 5 years
Motor vehicles	3 – 5 years

Equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell and are no longer depreciated. Impairment of long-lived assets was disclosed in Note 6.

(i) Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange listing costs, and road show related costs.

(j) Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of June 30, 2025 and 2024, there was approximately $47,830 and $47,830 of impairment of long-lived assets recognized, respectively.

(k) Fair value of financial instruments

The Group adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.

Level 3 —	Unobservable inputs which are supported by little or no market activity.

The carrying amounts reported in the balance sheets of cash and cash equivalents and restricted cash, accounts receivable, prepayments and other current assets, amount due from related parties, accounts payable, accrued expenses and other current liabilities and amount due to related parties, approximate their fair value based on the short-term maturity of these instruments. The Group did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2025 and 2024.

(l) Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. The Group recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

The Group generates revenue by providing (i) MICE management solution services, an acronym that stands for meetings, incentives, conferences, and exhibitions, which refers to a sector of the tourism industry that organizes, manages, and hosts events for business or academic purposes; (ii) packaged tours services; (iii) services for transportation ticketing and accommodation reservation; and (iv) other travel related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services. The following table sets forth a breakdown of the Group’s revenue, in absolute amounts and percentages of total revenue for the periods presented:

	For the Six Months Ended June 30,
	2025		2024
	US$	%	US$	%
	(Unaudited)		(Unaudited)
MICE management solution services revenue	8,735,866	89.7	6,334,756	74.4
Packaged tours services revenue	709,060	7.3	1,863,873	21.9
Commission revenue for transportation ticketing and accommodation reservation services	236,012	2.4	222,064	2.6
Other revenue	58,995	0.6	91,637	1.1
Total revenue	9,739,933	100.0	8,512,330	100.0

MICE management solution services revenue

The Group generates revenue from providing MICE management solution services to the corporate customers for their business purpose tourism. The Group acts as the principal and its performance obligation is to provide the overall MICE management solution services to customers. The Group’s services cover all aspects of the work from event planning, venue selection, event promotion, event execution, event management, and other related services. However, customers are not able to benefit any one of these services alone as the Group determines pricing for the entire MICE services as a whole without any variable considerations. Each contract of MICE management solution services contains a single performance obligation to provide MICE management solution services which is satisfied at the point when the meetings, conferences, and exhibitions are completed. MICE management solution services revenue are recognized on a gross basis at a point in time when the service is rendered.

Packaged tours services revenue

The Group also operates its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour. However, customers are not able to benefit any one of these services alone as the Group determines pricing for the entire packages tour services as a whole without any variable considerations. The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606.

Commission revenue for air ticketing and hotel reservation

Transportation ticketing services

The Group receives commissions from travel suppliers for ticketing reservations and other related services through the Group’s transaction under various services agreements. Commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Group’s performance obligation is satisfied. The Group is not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Group presents revenue from such transactions on a net basis as the Group, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transactions. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Group has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenue from such transactions on a net basis as the Group, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

Other revenue

Other revenue primarily comprise revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Contract balances

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

A contract asset is the right to be considered in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognized as revenue when the Group performs under the contract.

During the six months ended June 30, 2025 and 2024, the Group recognized revenue of $155,111 and $142,309, respectively, which was initially recorded as contract liabilities and presented as “Advance from customers” on the consolidated balance sheets at the beginning of each period. As of June 30, 2025 and December 31, 2024, contract liabilities amounted to $610,192 and $303,673, respectively. Subsequently, the Group recognized revenue of $610,192 which was initially recorded as contract liabilities as of June 30, 2025.

(m) Cost of revenue

Cost of revenue mainly consists of salaries and other compensation expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to MICE management solution services and packaged tours transactions, and other expenses directly attributable to the Group’s principal operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fee. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenue is recognized on a gross basis, cost of revenue also includes the amount paid to tour operators or suppliers. The following table sets forth a breakdown of the Group’s cost of revenue, in absolute amounts and percentages of total revenue for the periods presented:

	For the Six Months Ended June 30,
	2025		2024
	USD	%	USD	%
	(Unaudited)		(Unaudited)
Cost of MICE management solution services	$7,272,462	74.7	$5,162,647	60.6
Cost of packaged tours services	594,803	6.1	1,533,741	18.1
Other cost	—	—	—	—
Total cost of revenue	$7,867,265	80.8	$6,696,388	78.7

(n) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation-related expenses to sales and marketing personnel, marketing and promotional expenses. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses.

(o) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, amortization of right-of-use assets, depreciation and amortization, legal and other professional services fees, and other general corporate related expenses.

(p) Taxation

Income Taxes

The UAE has recently issued the Corporate Tax Law, pursuant to which federal corporate tax will be implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED375,000 will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; and (iii) foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income. A different, higher, tax rate is expected to apply to certain entities that are part of large multinational groups with global consolidated revenue in excess of 750 million Euro (approximately AED3.15 billion or US$0.86 billion), however such rate has not yet been specified. Certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%. It is currently unclear how capital gains derived by foreign businesses from the sale of shares of entities resident in the UAE would be taxed.

As the Chapter 19 — Translate rules show in Federal Decree-Law No. 47 of 2022 published by UAE that a taxable person’s opening balance sheet for corporate tax purposes shall be the closing balance sheet prepared for financial reporting purposes under accounting standards applied in the State on the last day of the financial year that ends immediately before their first tax period commences, subject to any conditions or adjustments that may be prescribed by the minister.

Value added tax

The Company’s UAE subsidiaries are subject to value added tax. Revenue from providing services is generally subject to VAT at the rate of 5%. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

Uncertain tax positions

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six months ended June 30, 2025 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(q) Comprehensive income (loss)

The Group has adopted FASB Accounting Standard Codification Topic 220 “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components, and accumulated balances. There was no other comprehensive income or loss for the six months ended June 30, 2025 and December 31, 2024.

(r) Leases

On January 1, 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840. The Group elected to apply practical expedients permitted under the transition method that allow them to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method.

Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. As of June 30, 2025, the Group recognized right-of-use assets of $77,790 and corresponding current operating lease liabilities of $61,480, respectively. As of December 31, 2024, the Group recognized right-of-use assets of $98,852 and corresponding current operating lease liabilities of $84,826, respectively.

(s) Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Group’s securities; (ii) the Group’s management and or their immediate family; (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group; or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated.

(t) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

(u) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in Dubai, no geographical segments are presented. Segment disclosures are included in Note 14 — Segment Reporting.

(v) Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The Group has adopted this standard and made appropriate disclosures. The interim reporting requirement applies to fiscal years beginning after December 15, 2024, and early adoption is permitted. Details of the segment disclosure policy analysis can be found in 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) - (u) Segment reporting.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group has adopted this standard and made appropriate disclosures.

3. CONCENTRATION OF RISKS

(w) Political, social, and economic risks

The Group’s operations could be adversely affected by significant political, economic, and social uncertainties in the UAE. Although the UAE government has been pursuing economic reform policies for several years, no assurance can be given that the UAE government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or unforeseen circumstances affecting the UAE political, economic, and social conditions. There is also no guarantee that the UAE government’s pursuit of economic reforms will be consistent or effective.

(x) Credit risk and Concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of June 30, 2025 and December 31, 2024, $1,334,060 and $1,285,202 were deposited with financial institutions located in the UAE, respectively. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For the six months ended June 30, 2025 and for the year ended December 31, 2024, there was no customer accounted for more than 10% of the total revenue of the Group. As of June 30, 2025 and December 31, 2024, there was no customer accounted for more than 10% of the Group’s accounts receivable.

For the six months ended June 30, 2025 and for the year ended December 31, 2024, there was one supplier, supplier A, from whom purchases individually represent greater than 10% of the total purchases of the Group, and the total purchase from this supplier accounted for approximately 16.4% and 19.8% of the Group’s total purchase for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively. As of June 30, 2025 and December 31, 2024, there was no supplier accounted for more than 10% of the Group’s accounts payable.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for credit loss consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	USD	USD
	(Unaudited)
Accounts receivable	4,974,897	5,063,205
Less: allowance for credit loss	(227,825)	(155,642)
	4,747,072	4,907,563

Allowance for credit loss movement consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	USD	USD
	(Unaudited)
At the beginning of the period	(155,642)	(97,133)
Provision of the period	(72,183)	(58,509)
At the end of the period	(227,825)	(155,642)

As of June 30, 2025 and December 31, 2024, all accounts receivable were due from third party customers. The Group recognized allowance for credit loss of $227,825 and $155,642 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.

5. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	USD	USD
	(Unaudited)
Loans to third parties(i)	1,773,836	1,514,541
Advances to suppliers	389,244	339,166
Rental deposit	90,930	63,739
Advance to staff	3,422	4,087
Others	43,829	-
Less: allowance for credit loss	(25,702)	(28,245)
	2,275,559	1,893,288

(i)	On December 20, 2020, Hunter entered into a three-year loan agreement with one of its business partners and the loan agreement was resigned on April 1, 2024 for priority and enhanced catering services, pursuant to which Hunter has an obligation to lend a variable loan amount with a free interest rate. On March 31, 2024, Multiple entered into a three-year loan agreement with one of its business partners for priority media and documentation services, pursuant to which Multiple has an obligation to lend a variable loan amount with a free interest rate. The loan agreements are renewed annually in the following years. For the six months ended June 30, 2025 and December 31, 2024, Hunter and Multiple provided total amounts of US$1,796,972 and US$2,834,559 to these business partners, and total amounts of US$1,469,280 and US$2,502,236 were repaid by these business partners, respectively.

6. EQUIPMENT, NET

Equipment consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	USD	USD
	(Unaudited)
Electronic equipment	79,493	78,660
Motor vehicles	426,077	393,195
	505,570	471,855
Less: accumulated depreciation	(289,140)	(285,762)
Less: impairment loss	(47,830)	(47,830)
Equipment, net	168,600	138,263

For the six months ended June 30, 2025 and 2024, the Group recorded depreciation of $32,014 and $20,556 respectively.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	USD	USD
	(Unaudited)
Payroll and welfare payables	49,931	63,247
Deposit from employees	29,898	12,818
VAT payable	-	2,389
Deposit to suppliers	132,584	116,176
Others	8,168	8,168
	220,581	202,798

8. LEASES

The Group leases office space from third parties. The Group does not have any finance lease for the six months ended June 30, 2025 and 2024. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to general and administrative expenses.

A summary of supplemental information related to operating leases as of June 30, 2025 and December 31, 2024 was as follows:

	As of June 30, 2025	As of December 31, 2024
	USD	USD
	(Unaudited)
Right-of-use assets	77,790	98,852
Operating lease liabilities, current	61,480	84,826
Weighted average remaining lease terms	0.6	0.6
Weighted average discount rate	7.18%	7.18%

Cash flow information related to leases consists of the following:

	For the six months ended June 30,
	2025	2024
Right-of-use assets obtained in exchange for new operating lease liabilities	$52,820	$39,235

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

As of June 30, 2025
USD
(Unaudited)
FY2025	49,678
FY2026	13,246
Total lease payment	62,924
less: imputed interest	(1,444)
Total lease liabilities	61,480

9. RELATED PARTY TRANSACTIONS

The Group’s balances with related parties consisted of the following:

Names of the related parties	Relationship with the Group
Zhengang Tang	Controlling shareholder, Director, Chief Executive Officer and Chairman of the Board
Jihong Chen	Principal shareholder and the Director of the Board
Naixin Tang	Principal shareholder
Chinese Naseem Cultural Communications FZ LLC (“Naseem”)	Controlled by Zhengang Tang
Shanghai Wok Restaurant (“Wok”)	Controlled by Zhengang Tang
First Express Passengers Transport By Rented Buses L.L.C (“Express”)	Controlled by Zhengang Tang

(a) Amounts due from related parties

	As of December 31, 2024	Provided	Received	As of June 30, 2025
	USD	USD	USD	USD
				(Unaudited)
Naseem(i)	544,949	-	-	544,949
Wok(i)	489,483	-	(190,606)	298,877
	1,034,432	-	(190,606)	843,826

	As of December 31, 2023	Provided	Received	As of December 31, 2024
	USD	USD	USD	USD
Naseem(i)	733,288	9,839	(198,178)	544,949
Wok(i)	489,483	-	-	489,483
	1,222,771	9,839	(198,178)	1,034,432

(i)	Amount due from Naseem and Wok represent interest-free loans provided by Ambitions for their operation purpose.

(b) Amounts due to related party

	As of June 30, 2025	As of December 31, 2024
	USD	USD
	(Unaudited)
Express(ii)	34,477	39,566
	34,477	39,566

(ii)	Amount due to Express was purchasing automotive services from Express.

(c)  Related party’s transaction

	For the six months ended June 30,
	2025	2024
	USD	USD
	(Unaudited)	(Unaudited)
Automotive services purchased from Express	252,686	212,449
	252,686	212,449

10. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

The United Arab Emirates

The UAE has recently issued the Corporate Tax Law, pursuant to which federal corporate tax will be implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED375,000 will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; and (iii) foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income.

The following table presents the composition of income tax expenses for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024
	USD	USD
	(Unaudited)	(Unaudited)
Current income tax expenses	28,873	31,557
Deferred income tax expenses	(6,473)	(20,431)
	22,400	11,126

A reconciliation of the Group’s UAE statutory tax rate to the effective income tax rate during the periods is as follows:

	For the six months ended June 30,
	2025	2024
	USD	USD
	(Unaudited)	(Unaudited)
Income before provision for income taxes	351,297	124,197
Income tax expense computed at an applicable tax rate of 9%	31,617	11,178
Non-deductible item	6,974	10,582
Effect of tax holiday	(16,191)	(10,634)
	22,400	11,126

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

Significant components of the Group’s deferred tax assets and deferred tax liabilities were as follows:

	For the six months ended June 30, 2025	For the year ended December 31, 2024
	USD	USD
	(Unaudited)
Deferred tax assets:
Allowance for credit loss	14,075	7,808
Operating lease liabilities	(1,079)	816
Current year tax losses	5,809	5,809
Total deferred tax assets	18,805	14,433

	For the six months ended June 30, 2025	For the year ended December 31, 2024
	USD	USD
	(Unaudited)
Deferred tax liabilities:
Right of use assets	1,631	(470)
Deferred tax assets, net:	20,436	13,963

Uncertain tax positions

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six months ended June 30, 2025 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

11. EARNING PER share

Basic and diluted earnings per share for the periods presented were calculated as follows:

	For the six months ended June 30,
	2025	2024
	USD	USD
Numerator:
Net income attributable to the Company’s ordinary shareholders	328,897	113,071

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	28,000,000	28,000,000
Class A and Class B ordinary shares – Basic and diluted earnings per share	0.01	—

12. Commitments and Contingencies

(a) Capital expenditure commitments

The Group has no capital expenditure commitment as of June 30, 2025 and December 31, 2024.

(b) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole. As of June 30, 2025, the Group is not a party to any material legal or administrative proceedings.

13. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on November 2, 2023. On September 30, 2024, in accordance with the Company’s memorandum of association and amendments thereto, the Company’s ordinary shares were re-designated as Class A ordinary shares and Class B ordinary shares, and the authorized number of ordinary shares is 500,000,000,000 shares with a par value of US$0.0000001 per share. Both Class A and Class B ordinary shares rank pari passu in the event of liquidation and entitlement to declared dividends. The two classes of shares differ in their voting rights. Each Class A ordinary share is entitled to one vote per share, while each Class B ordinary share is entitled to 15 votes per share.

On September 30, 2024, The Company approved the reclassification of our issued and outstanding share capital. Each of our issued and unissued Ordinary Shares, par value of $0.0001 per share, was subdivided into 1,000 shares, par value of $0.0000001 per share. Upon the share subdivision, all of our existing shareholders surrendered, for nil consideration, the additional Ordinary Shares they hold as a result of the subdivision and continued holding the Ordinary Shares registered in their names before the subdivision. After such surrender of Ordinary Shares, all Ordinary Shares held by HMDA Limited, one of The Company’s shareholders, were re-designated as Class B Ordinary Shares, and all other issued and outstanding Ordinary Shares were re-designated as Class A Ordinary Shares. Following the reclassification, our authorized share capital became $50,000 divided into 399,966,500,000 Class A Ordinary Shares and 100,033,500,000 Class B Ordinary Shares, and we have 16,500,000 Class A Ordinary Shares and 33,500,000 Class B Ordinary Shares issued and outstanding after the share reclassification.

On February 18, 2025, The Company approved the irrevocable surrender for nil consideration of 7,260,000 Class A Ordinary Shares and 14,740,000 Class B Ordinary Shares in total from HMDA Limited, HMDE Limited, HMDC Limited, HMDD Limited, and Pinnacle Partners Inc. As of the date of this report, the company have 9,240,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares issued and outstanding, the capital injection of the Group has not been received in full. On February 18, 2025, The Company approved the transfer of 20,000 Class A Ordinary Shares from HMDC Limited to HMDF Limited. The Company recognizes the aforementioned agreement as part of the reorganization and has given retroactive effect to the 9,240,000 Class A ordinary shares and 18,760,000 Class B ordinary shares issued and outstanding following the share subdivision and share surrender, starting from the earliest period presented.

14. SEGMENT REPORTING

The Group operates in a single operating segment and has one reportable segment, which includes all activities related to the providing of its event planning and management services. The determination of a single segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker.

The following table provides the operating financial results of the Group’s segment for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue	$9,739,933	8,512,330
Less: Significant other segment expense
Cost of revenues	(7,867,265)	(6,696,388)
Selling and marketing	(745,560)	(664,635)
General and administrative	(794,105)	(1,025,050)
Interest income /(expenses), net	15,620	(3,908)
Other income, net	2,674	1,848
Income tax expenses	(22,400)	(11,126)
Segment net income	$328,897	113,071

15. SUBSEQUENT EVENTS

The Group has evaluated all subsequent events from the balance sheet date through the date of this report was issued on December 8, 2025 and has determined there are no events required to be disclosed.